UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Prestige Brands Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

74112D101
(CUSIP Number)

December 1, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

_____________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74112D101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manor Road Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,880,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,880,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,880,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No.	74112D101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manor Road Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,880,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,880,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,880,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	74112D101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Ku

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,880,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,880,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,880,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No.	74112D101

Item 1.	(a).	Name of Issuer:

Prestige Brands Holdings, Inc.

(b).	Address of issuer's principal executive offices:

660 White Plains Rd. Tarrytown, NY 10591

Item 2.	(a).	Name of person filing:

Manor Road Capital Partners, LLC Manor Road Advisors, LLC John Ku

(b).	Address or principal business office or, if none, residence:

900 Third Avenue Suite 1001 New York, NY 10022

(c).	Citizenship:

Manor Road Capital Partners, LLC – Delaware Manor Road Advisors, LLC – Delaware John Ku – United States of America

(d).	Title of class of securities:

common stock, $0.01 par value (the "Common Stock")

(e).	CUSIP No.:

74112D101

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	74112D101

Item 4.	Ownership.

(a)	Amount beneficially owned:

Manor Road Capital Partners, LLC – 2,880,000 shares of Common Stock Manor Road Advisors, LLC – 2,880,000 shares of Common Stock John Ku – 2,880,000 shares of Common Stock

(b)	Percent of class:

Manor Road Capital Partners, LLC - 5.4%
Manor Road Advisors, LLC – 5.4%
John Ku – 5.4%

Percent of class is calculated based on 52,934,148 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer's Current Report on Form 10-Q, filed on November 3, 2016.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote
Manor Road Capital Partners, LLC – 2,880,000 shares of Common Stock Manor Road Advisors, LLC – 2,880,000 shares of Common Stock John Ku – 2,880,000 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of
Manor Road Capital Partners, LLC – 2,880,000 shares of Common Stock Manor Road Advisors, LLC – 2,880,000 shares of Common Stock John Ku – 2,880,000 shares of Common Stock
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_]*.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

All of the Common Shares are held in the accounts of Manor Road Capital Partner, LLC's clients, none of which individually own more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit B

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/9/16
(Date)

MANOR ROAD CAPITAL PARTNERS, LLC*

By: /s/ John Ku
(Signature)
John Ku, Managing Member
(Name/Title)

12/9/16
(Date)

MANOR ROAD ADVISORS, LLC*

By: /s/ John Ku
(Signature)
John Ku, Managing Member
(Name/Title)

12/9/16
(Date)

By: /s/ John Ku*
(Signature)
John Ku, Managing Member
(Name/Title)

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing to Schedule 13G for the Common Stock of Prestige Brands Holdings, Inc.

12/9/16
(Date)

MANOR ROAD CAPITAL PARTNERS, LLC*

By: /s/ John Ku
(Signature)
John Ku, Managing Member
(Name/Title)

12/9/16
(Date)

MANOR ROAD ADVISORS, LLC*

By: /s/ John Ku
(Signature)
John Ku, Managing Member
(Name/Title)

12/9/16
(Date)

By: /s/ John Ku*
(Signature)
John Ku, Managing Member
(Name/Title)

EXHIBIT B

Manor Road Capital Partners, LLC and Manor Road Advisors, LLC are the relevant entities for which John Ku may be considered a control person.